AMENDMENT TO AMENDED AND RESTATED
BYLAWS OF
SALARIUS PHARMACEUTICALS, INC.
(A DELAWARE CORPORATION)
(Effective April 1, 2022)

On April 1, 2022, the Board of Directors of Salarius Pharmaceuticals, Inc. approved the amendment of Section 2.7 of Article II of the Bylaws of the corporation to read as follows:

2.7    Quorum. Except where otherwise provided by law or the certificate of incorporation of the corporation or these bylaws, the holders of thirty-four (34%) of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.